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                   [Acorda Therapeutics, Inc. Letterhead]


                                                 January 16, 2004

EDGAR Operations Branch
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         RE: WITHDRAWAL REQUEST
             ------------------

Ladies and Gentlemen:

     We hereby request the immediate withdrawal of the Form S-1, and all amendments thereto, initially filed with the Commission on September 29, 2003 on behalf of Acorda Therapeutics, Inc. (SEC File No. 333-109199).

     There were no securities sold pursuant to the Registration Statement. The registrant is applying for withdrawal because it may pursue a private placement in reliance upon Rule 155(c) of the Securities Act of 1933, as amended.

     If you have any questions concerning this request for withdrawal, please contact the undersigned at 914-347-4300.

                                             Sincerely,

                                             /s/ Ron Cohen

                                             Acorda Therapeutics, Inc.